Exhibit 12.1

	Thirteen Weeks Ended May 2, 2015		Fiscal Year Ended
			January 31, 2015	February 1, 2014	February 2, 2013	January 28, 2012	January 29, 2011
Pre-tax Income	(2,212)		22,412	34,588	47,150	22,227	9,212
Distributions from Investees	—		—	—	—	—	—
Interest Expense	3,460		13,487	25,447	6,321	4,392	7,873
(Income) in equity of affiliate	—		—	—	—	—	—
Interest portion of rental expense (1)	2,647		10,161	8,450	5,450	4,528	3,888

Total Earnings	3,895		46,060	68,485	58,921	31,147	20,973

Fixed charges:
Interest Expense	3,460		13,487	25,447	6,321	4,392	7,873
Interest portion of rent expense (1)	2,647		10,161	8,450	5,450	4,528	3,888

Total Fixed Charges	6,107		23,648	33,897	11,771	8,920	11,761

Ratio of Earnings to Fixed Charges	0.64	(2)	1.95	2.02	5.01	3.49	1.78

(1)	One third of rent expense is the portion deemed representative of the interest factor.
(2)	Earning were insufficient to cover fixed charges in the amount of $2.2 million for the thirteen weeks ended May 2, 2015.